EXHIBIT 1

TPG-AXON RESPONDS TO SANDRIDGE ENERGY’S STATEMENT REGARDING RELATED PARTY TRANSACTIONS

Notes Board’s Failure to Deny Allegations

Calls On Board to Suspend Tom Ward and Engage Credible Experts to Review Behavior

NEW YORK, January 28, 2013 – TPG-Axon, beneficial owner of 6.7% of the outstanding shares of SandRidge Energy, Inc. (NYSE: SD) (the “Company”), today issued the following statement and rebuttal to SandRidge’s press release regarding related party transactions issued Friday, January25, 2013.

“The Board’s disappointing response on Friday shows disregard for both facts and stockholders. Nowhere in its press release did the Company refute the accuracy of the facts we presented. Therefore, there can be no doubt that SandRidge’s Board of Directors has failed stockholders by allowing its CEO's immediate family, using entities he created or funded, to compete with the Company in one of the most crucial aspects of its primary business – acquiring the mineral rights to land in the Mississippian. Furthermore, since many of the directors have either long-standing business relationships with Mr. Ward or have had direct business relations with the Company, we disagree with the very characterization of this Board as independent. For the Board to dismiss our concerns as ‘entirely unremarkable’ is in fact remarkable,” said TPG-Axon.

TPG-Axon notes the following in response to the primary points made in the statement from the Sandridge’s Board of Directors:

WCT Resources' Independence:

The Board of Directors is asking its stockholders to believe that the "management of WCT Resources…including Mr. Ward's son…are independent of the Company." The following facts continue to be true:

•	The CEO of WCT Resources is the son of the SandRidge’s CEO;
•	WCT Resources appears to have few employees and resources relative to SandRidge;
•	WCT Resources and SandRidge shared an address until last year;
•	WCT Resources is owned by trusts established by Tom and Sch’ree Ward and whose trustee is a SandRidge employee;
•	The COO of WCT Resources recently worked at SandRidge.

These facts, along with the significant and curious overlap of activity should cause a reasonable person, at the minimum, to be skeptical of claims of independence.

Adjacent or Advance Acquisitions:

The detailed examples that TPG-Axon provided of advance or adjacent acquisitions by WCT Resources are illustrative and are just examples of the significant overlap in both location and timing between the activity of WCT Resources and SandRidge in the Mississippian.  From the data TPG-Axon has reviewed so far, this pattern of activity is not rare; it is frequent, - particularly in more recent expansions in the Mississippian.

The Board claims that “virtually all companies active in the play are likely to have some interests that could be characterized as adjacent to the Company’s holdings”. Yet, it is simply not true that all companies have frequent correlation of activity, in both time and place.  Even the Company, in the Consent Revocation Statement it recently filed, proudly trumpets that SandRidge created value by “quietly and inexpensively” acquiring rights ahead of other companies. Therefore, for WCT Resources to appear frequently alongside or in advance of SandRidge is notable, and not “entirely unremarkable.”

“We challenge the Board to show that the pattern of overlap between WCT Resources and SandRidge is modest compared to that of others. It is simply astonishing that family-controlled entities are active in the same business that SandRidge is active in.  It is even more astonishing that these entities have frequently, as opposed to rarely, appeared ahead of, or alongside, SandRidge in areas of interest,” said TPG-Axon.

Inter-Company Transactions:

The direct transactions between WCT Resources and SandRidge are a small fraction of the overall pattern of overlap between WCT Resources and SandRidge, simply because much of the property or rights acquired by WCT Resources appear to have been kept, or sold to third parties.  If WCT Resources buys land or rights in advance of the Company, there is potential for harm to SandRidge stockholders, whether that land is kept or sold, and regardless of whom it is sold to.

The vast majority of transactions in which WCT Resources acts in advance, or alongside, of SandRidge have never been disclosed by the Company. For only the small percentage of actual direct transactions in which land or rights were flipped to SandRidge, the Company has had very limited disclosure – this is the “one quarter of one percent” the Company refers to. Yet, even for these transactions, we do not believe the disclosure has been sufficient. As an example, to provide limited disclosure regarding transactions with WCT Resources, and yet not disclose that those very assets had been held by TLW Land & Cattle just months before being sold to SandRidge, is a significant omission.  TPG-Axon has the following questions for the Board:

•	Why did the Company not disclose the history of ownership of those assets?
•	Why were assets transferred to the “independently managed” WCT Resources and then resold to SandRidge shortly thereafter?
•	Is the Board now taking the position that TLW Land & Cattle is also an “independently managed” company?
•	If not, then why did Mr. Ward, in his role at TLW Land & Cattle, choose to sell rights to WCT Resources only to then choose, in his role as CEO of SandRidge, to buy them for the Company?
•	If these transactions were appropriate, why did the Company not disclose the history of ownership and the reasons for the complex transfer?

•	Even leaving aside the claim that WCT Resources is independently managed, is it not relevant to disclose that the very assets being bought by the Company were indirectly owned by the CEO, by virtue of his ownership of TLW, just months prior to such acquisitions?

Overall, the conflicts of interest, and potential for harm to the Company and unfair gain for others, are significant in all of these transactions.

When SandRidge signs a joint venture agreement, as it has with companies like Repsol and Atinum, there is benefit for SandRidge stockholders.  The Company and its stockholders bear the initial expense and overhead of identifying opportunities. However, the partners then pay a premium to the Company for a share of the land, and share in the expense of developing the land.

On the other hand, if in fact, family-controlled entities have gained information and advantage through the relationship with Mr. Ward and SandRidge, then by contrast, the situation with WCT Resources and other Ward family entities is remarkably advantageous for them.  In such circumstances, SandRidge would bear the expense of huge overhead, which presumably would help in identifying attractive opportunities while WCT Resources would appear to reach that same result with little overhead spending or resources.  SandRidge would also, in such circumstances, bear the cost of drilling to prove whether the land was valuable or not.  If it was valuable, WCT Resources would benefit from having adjacent land, even without having borne that cost.

“Just like the earlier Executive Well Participation Plan program, which Mr. Ward benefitted handsomely from, there would be an unfair sharing of risk and reward.  However, at least with the Executive Well Participation Plan, the Company disclosed its existence, albeit to a limited degree.  In this case, by adopting the view that WCT Resources is an ‘independently managed company,’ SandRidge has avoided any disclosure of the significant potential for conflict of interest and unfair gain for the Ward family,” said TPG-Axon

The Board's response also ignores a number of the other inconvenient facts and questions pointed out in TPG-Axon’s presentation. Most notably, in its response, the Board does not address any of the other persons or entities related to Mr. Ward that appear frequently alongside SandRidge in the acquisition of land and mineral rights, including 192 Investments and Sch'ree Ward. Are stockholders to believe that those occurrences are also simply coincidences?

The Board also claims that it does not technically have the ability to stop WCT Resources from engaging in any particular business. While that may be literally true (despite the fact that such activity was being conducted by a company which shared an address with SandRidge, and whose economic benefit flowed to a trust controlled by a SandRidge employee for the benefit of the CEO’s children), it was not beyond the Board's power to require that Mr. Ward step down as CEO if related entities did not cease their competitive activities, because it is inappropriate for SandRidge's CEO to be in such a conflicted position.

“We believe the time has long passed to simply ‘consider’ the appointment of independent counsel – that should have been done already. The Board should suspend Mr. Ward while they engage credible experts to analyze the transactions and review the behavior. We challenge the Board to either do something, or make clear they will not.  Stockholders cannot afford more inactivity or delay by their Board,” concluded TPG-Axon.

About TPG-Axon Capital

TPG-Axon Capital is a leading global investment firm. Through offices in New York, London, Hong Kong and Tokyo, TPG-Axon invests across global markets and asset classes.

Contacts:

MacKenzie Partners, Inc.

Dan Burch or Larry Dennedy

(212) 929-5500

TPG-Axon:

Anton Nicholas

203-682-8245

Anton.Nicholas@icrinc.com

Phil Denning

203-682-8246

Phil.Denning@icrinc.com

Jason Chudoba

646-277-1249

Jason.Chudoba@icrinc.com

TPG-AXON MANAGEMENT LP, TPG-AXON PARTNERS GP, L.P., TPG-AXON GP, LLC, TPG-AXON PARTNERS, LP, TPG-AXON INTERNATIONAL, L.P., TPG-AXON INTERNATIONAL GP, LLC, DINAKAR SINGH LLC AND DINAKAR SINGH (COLLECTIVELY, “TPG-AXON”) HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD TO BE USED TO SOLICIT WRITTEN CONSENTS FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. IN CONNECTION WITH TPG-AXON'S INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT. ALL STOCKHOLDERS OF SANDRIDGE ENERGY, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY TPG-AXON, STEPHEN C. BEASLEY, EDWARD W. MONEYPENNY, FREDRIC G. REYNOLDS, PETER H. ROTHSCHILD, ALAN J. WEBER AND DAN A. WESTBROOK (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF SANDRIDGE ENERGY, INC. AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, TPG-AXON WILL PROVIDE COPIES OF THE DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE CONSENT STATEMENT ON SCHEDULE 14A FILED BY TPG-AXON WITH THE SEC ON JANUARY 18, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.